Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of Common Stock

of

GRAFTECH INTERNATIONAL LTD.

at

$5.05 Per Share in Cash

Pursuant to the Offer to Purchase dated May 26, 2015

by

BCP IV GRAFTECH HOLDINGS LP

and

ATHENA ACQUISITION SUBSIDIARY INC.

its wholly-owned subsidiary

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON JULY 7, 2015, UNLESS THE OFFER IS EXTENDED.

May 26, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”) and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”) to act as information agent (the “Information Agent”) in connection with Purchaser’s and Acquisition Sub’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GrafTech International Ltd., a Delaware corporation (the “Company”), at a purchase price of $5.05 per Share in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT

STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in The Tender Offer — Section 11 – Conditions of the Offer in the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal (including IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at midnight, New York City time, on July 7, 2015, unless the Offer is extended by Purchaser.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 17, 2015, the “Merger Agreement”), by and among the Company, Acquisition Sub, and Purchaser. The Merger Agreement provides that if the Merger Condition is satisfied, Acquisition Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

The Board of Directors of the Company has: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser or Acquisition Sub, as applicable, will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser or Acquisition Sub, as applicable, will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser or Acquisition Sub, as applicable, will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

GEORGESON INC.

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Shareholders, Banks and Brokers

Call Toll Free:

866-856-2826

Or email: graftech@georgeson.com

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